FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                           For the month of June, 2005

                         Commission File Number:0-49888


                           Randgold Resources Limited
                 (Translation of registrant's name into English)

             La Motte Chambers, La Motte Street, St. Helier, Jersey,
                            JE1 1BJ, Channel Islands
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                                   SCHEDULE 5
                        BLOCKLISTING SIX MONTHLY RETURN

To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS


               Please ensure the entries on this return are typed


1. Name of company

Randgold Resources Limited


2. Name of scheme

Randgold Resources Share Option Scheme


3. Period of return:

From      September 2004                             To     June 2005


4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

736 376


5. Number of shares issued / allotted under scheme during period:

589 635


6. Balance under scheme not yet issued / allotted at end of period

146 741


7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

600 000


Please confirm total number of shares in issue at the end of the period in order for us to update our records

59 600 629


Contact for queries

Name             D J Haddon

Address La Motte Chambers, La Motte Street, St. Helier, Jersey JE1 1BJ, Channel Islands

Telephone        +27 11 481 7214


Person making the return

Name             D J Haddon

Position         General Counsel & Secretary

Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    Randgold Resources Limited


                                                    By:___/s/David Haddon___
                                                    David Haddon
                                                    Group Company Secretary

Date: 10 June 2005